201 South Main Street Suite 1800 Salt Lake City, Utah 84111 Telephone 801.532.1234 Facsimile 801.536.6111	Mark E. Lehman Direct Dial (801) 532-1234 E-Mail MLehman@parsonsbehle.com

March 28, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Angela J. Halac, Staff Accountant Mail Stop 3561

Re:	Great China International Holdings, Inc. SEC File No. 000-23015 Form 8-K Filed February 16, 2006 Amendment No. 1

Dear Ms. Halac:

Great China International Holdings, Inc., received the comment letter from the staff of the Commission dated February 28, 2006 (“Comment Letter”) pertaining to the above referenced filing on Form 8-K (the “Report”). Great China International is filing Amendment No. 1 to the Report (“Amendment”) containing changes in response to the Comment Letter.

This letter contains Great China International’s responses to the Comment Letter. Attached to this letter is a separate statement from Great China International acknowledging certain matters as requested in the Comment Letter. To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

1.	Please amend the first paragraph of your filing to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B.

Response:      The first paragraph has been revised by adding the information highlighted by underscoring below:

Effective February 15, 2006, Great China International Holdings, Inc., engaged Murrell, Hall, McIntosh & Co. PLLP (“MHM”), as its independent registered accounting firm to audit the financial statements of Great China International for the fiscal year ended December 31, 2005. At the time of the engagement, the services of HJ Associates & Consultants, LLP, the firm that

Securities and Exchange Commission
Division of Corporation Finance.
Attention: Angela J. Halac
Re: Great China International Holdings, Inc., File No. 000-23015
March 28, 2006

audited the financial statements of Great China International for the year ended December 31, 2004, was dismissed by Great China International. MHM has been engaged as the independent accounting firm for Great China International’s subsidiary, Silverstrand International Holding Ltd., which Great China International acquired in 2005. In the interest of expediency and cost, the Board of Directors of Great China International determined to make the change in accounting firms for the parent company, Great China International.

2.	Please file an updated letter from your former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-B.

Response:     An updated letter is presented as Exhibit 16.1 to the Amendment.

If you have any questions on the Amendment or our response, please do not hesitate to call.

Sincerely,

Parsons Behle & Latimer

/s/

Mark E. Lehman

Enclosures
cc:  Great China International Holdings, Inc.

STATEMENT OF GREAT CHINA INTERNATIONAL HOLDINGS, INC.

Great China International Holdings, Inc. hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

—	Great China International is responsible for the adequacy and accuracy of the disclosure in the Form 8-K filed February 16, 2006 and any amendment thereto (collectively the “Filing”);

—	Comments from the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Filing; and

—	Great China International may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated this 28th day of March 2006.

Great China International Holdings, Inc.

By:	/s/ Deng Zhiren
Deng Zhiren, Chief Executive Officer